November 24, 2014

VIA EDGAR TRANSMISSION

Alberto Zappata

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Zappata:

On September 12, 2014, the Registrant, on behalf of its series, the Swan International Equity Defined Risk Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on October 28, 2014, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

General Comments

Comment 1.  Please confirm that all material information will be included in an amendment to the Registration Statement and filed with the staff.  Please include Tandy Representations in your response letter.

Response.  Registrant confirms that all material information will be included in an amendment to the Registration Statement, and notes that the Tandy Representations are included below.

Fund Summary

Comment 2.  In “Fees and Expenses of the Fund”, please add a reference to the page numbers in the SAI where information can be found regarding sales charge discounts.

Response. The Registrant did not include the page reference because the SAI does not discuss sales charge discounts.

261928.1

Comment 3. In the expense example, please add an example showing expenses if the shareholder did not redeem at the end of the period s shown.

Response. The Registrant did not add an example showing expenses if the shareholder did not redeem at the end of the period because the numbers would be the same because the CDSC on Class A shares is not imposed for periods beyond 1 year.

Comment 4. Please confirm supplementally that options are the only derivative used as a part of the Fund’s principal strategy.

Response. The adviser has confirmed to the Registrant that options are the only derivative used as a part of the Fund’s principal strategy.

Additional Information About Principal Investment Strategies and Related Risks

Comment 5. Please add the lead in sentence in “Principal Investment Risks” to the lead in for the risks in Item 4.

Response. The Registrant has added the disclosure requested to the Item 4 disclosure.

Comment 6. Please confirm supplementally that the principal risks of investing in ETFs are disclosed in the prospectus.

Response.  The Registrant so confirms.

Management – Investment Adviser

 Comment 7. In the description of the expense limitation agreement, please revise the disclosure to be in plain English and include what expenses are included in the expense cap.

Response. The Registrant has not revised the disclosure because it believes the disclosure is already in plain English and tracks the description in the Expense Limitation Agreement and already discloses that all expenses not listed as excluded are included in the cap.

How Shares Are Priced

Comment 8. Please revise the first sentence of this section to include the fact that the time of the NYSE closing may be earlier.

Response.  The Registrant has revised the disclosure as follows:

“The net asset value ("NAV") and offering price (NAV plus any applicable sales charges) of the Fund’s shares is determined ~~at 4:00 p.m. (Eastern Time) on each~~

~~day the New York Stock Exchange ("NYSE") is open for business~~ as of the close of regular trading on the New York Stock Exchange ("NYSE") every day the NYSE is open for business.  The NYSE normally closes at 4:00 p.m. (Eastern Time).”

SAI:

Comment 9.  Please confirm supplementally that there are no principal strategies disclosed in the SAI that have not been disclosed in the prospectus.

Response.  The Registrant so confirms.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins

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